Exhibit 99.1

Schedule A

10b5-1 Sales of Shares of Class A Common Stock in Past 60 Days

Date	Number of Shares	Weighted Average Sales Price(1)	Low Price	High Price
11/17/2025	2,064,640(2)	$37.0408	$36.57	$37.565
11/17/2025	964,423(2)	$37.8565	$37.57	$38.53
11/24/2025	69,746(3)	$34.0971	$33.40	$34.39
11/24/2025	142,891(3)	$34.8781	$34.40	$35.39
11/24/2025	37,363(3)	$35.5507	$35.40	$35.71
11/24/2025	17,437(4)	$34.0971	$33.40	$34.39
11/24/2025	35,723(4)	$34.8782	$34.40	$35.39
11/24/2025	9,340(4)	$35.5507	$35.40	$35.71
12/15/2025	148,985(3)	$34.3189	$33.91	$34.90
12/15/2025	101,015(3)	$35.1694	$34.91	$35.86
12/15/2025	62,500(4)	$34.6626	$34.6626	$34.6626
1/14/2026	207,725(3)	$32.4607	$32.07	$33.06
1/14/2026	41,555(3)	$33.4675	$33.07	$34.06
1/14/2026	720(3)	$34.1133	$34.07	$34.14
1/14/2026	51,932(4)	$32.4608	$32.07	$33.06
1/14/2026	10,388(4)	$33.4675	$33.07	$34.06
1/14/2026	180(4)	$34.1133	$34.07	$34.14

1.	Mr. Field undertakes to provide upon request to the staff of the Securities and Exchange Commission, the Issuer or its stockholders, full information regarding the total number of shares sold at each separate price within the ranges set forth herein.
2.	Represents shares sold by Mr. Field to satisfy tax withholding obligations arising from the settlement of restricted stock units. The sales were to satisfy tax withholding obligations to be funded by a “sell to cover” transaction and do not represent discretionary transactions by Mr. Field. Such sales were effected pursuant to the August 6, 2025 Sell-to-Cover Instruction as described in Item 6 of the Schedule 13D.
3.	Represents shares sold by Mr. Field pursuant to the Field Diversification Plan as described in Item 6 of the Schedule 13D.
4.	Represents shares sold by LLL Investments LLC, which is associated with Mr. Field, pursuant to the Field Diversification Plan as described in Item 6 of the Schedule 13D.